Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of KREI West St. Investments, LLC

Name	Position
Francis, Jake	President and Manager
Curfman, Jennifer	Secretary
Goering, Ross A.	Treasurer
Glenn, Phil	Assistant Treasurer
Strickler, Stephanie	Assistant Treasurer

Managers and Executive Officers of KREI Investment Holdings, LLC

Name	Position
Francis, Jake	President and Manager
Robertson, Christopher P.	Vice President
Ross, Ryan	Vice President
Curfman, Jennifer	Secretary
Goering, Ross A.	Treasurer
Glenn, Phil	Assistant Treasurer
Strickler, Stephanie	Assistant Treasurer

Managers and Executive Officers of Koch Real Estate Investments, LLC

Name	Position
Francis, Jake	President and Manager
Goering, Ross A.	Vice President
Ross, Ryan	Vice President
Robertson, Christopher P.	Vice President
Wilson, Justin	Vice President
Kendall, Kyle	Vice President
Curfman, Jennifer	Secretary
Glenn, Phil	Treasurer
Strickler, Stephanie	Assistant Treasurer

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Schaeffer, Adam	Assistant Secretary
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Schaeffer, Adam	Assistant Secretary
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Hannan, James B.	President, Chief Operating Officer and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Geoffroy, III, Raymond F.	General Counsel and Secretary
Palmer, Kristi	Controller
Goering, Ross A.	Treasurer
Fitzsimmons, Adam	Assistant Secretary
Stiles, Dory	Assistant Treasurer
Robertson, David L.	Manager

Directors and Executive Officers of Koch, Inc.

Name	Position

Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer and Director
Hannan, James B.	President and Chief Operating Officer and Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer – Resources and Director
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director
Geoffroy, Raymond F., III	Senior Vice President - General Counsel and Secretary
Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading
Ellender, Philip G.	Vice President - Government and Public Affairs
Dotson, David C.	Vice President - Engineered Solutions
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Corrigan, Sheryl	Vice President - Environmental, Health and Safety
Palmer, Kristi	Controller
Cooley, Jenny	Assistant Secretary
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director
Goering, Ross A.	Treasurer
Allman, Ginger	Assistant Treasurer
Glenn, Philip A.	Assistant Treasurer